SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On September 29, 2025, MediWound, Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the offer and sale (the “Offering”) of 1,734,105 ordinary shares, par value NIS 0.07 per share, of the Company (the “Ordinary Shares”). The purchase price per Ordinary Share is $17.30. The Offering is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-285908) previously filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 and declared effective on March 27, 2025, and the prospectus contained therein, as supplemented by the prospectus supplement dated September 29, 2025, filed with the SEC on September 30, 2025.

The Offering closed on September 30, 2025. The gross proceeds from the Offering were approximately $30.0 million. The Company intends to use the net proceeds from the Offering primarily to support EscharEx®’s pre-commercial activities, to enhance its large-scale manufacturing capabilities, and for general corporate purposes.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the Offering, pursuant to an engagement letter with the Company, dated as of September 21, 2025. Upon closing of the Offering, the Company paid Wainwright a cash transaction fee equal to 7.0% of the aggregate gross proceeds from the Offering (or 1.75% to 5% in the case of certain designated investors). The Company also agreed to pay Wainwright for its role as exclusive placement agent in the Offering a non-accountable expense allowance of $85,000.00 and clearing fees of $15,950.00.

The legal opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Ordinary Shares in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such document, a copy of the form of which is filed as an exhibit to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The contents of this Report of Foreign Private Issuer on Form 6-K, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, and March 19, 2025 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997 and 333-285897, respectively) and on Form F-3 filed with the SEC on March 31, 2023,  August 29, 2024 and March 19, 2025 (Registration Nos. 333-268297, 333-281843 and 333-285908, respectively).

EXHIBIT INDEX

Exhibit	Description
5.1	Legal Opinion of Meitar | Law Offices
10.1	Form of Securities Purchase Agreement, dated September 29, 2025, by and between the Company and the purchasers listed on the signature pages thereto.
23.1	Consent of Meitar | Law Offices (contained in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: September 30, 2025	By:	/s/ Hani Luxenburg
Name: Hani Luxenburg
Title: Chief Financial Officer